UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No....)*


                 Simmons First National Corporation
                          (Name of Issuer)

               Common Stock Par Value $1.00 Per Share
                   (Title of Class of Securities)

                             828 730 200
                           (CUSIP Number)

                    Joe S. Hiatt, P.O. Box 267,
      Charleston, Arkansas 72933     Telephone: (501) 965-2500
     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                          December 8, 1998
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP No.828 730 200

1)   Names of reporting persons and S.S. or IRS Identification Nos.
of above persons
     Joe S. Hiatt  S.S. ####-##-####

2) Check the appropriate box if a member of a group (see instructions)
     (a)  XX
     (b)

3)   SEC Use Only

4)   Source of funds (see instructions)
     NA

5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

6)   Citizenship or place of organization
     United States Citizen

No. of Shares   7) Sole Voting Power:  Joe S. Hiatt 233,680 shares
beneficially    8) Shared Voting Power:
owned by each   9) Sole Dispositive Power: Joe S. Hiatt 233,680
reporting      10) Shared Dispositive Power:
person with

11)  Aggregate amount beneficially owned by each reporting person
     Joe S. Hiatt, 233,680 shares

12) Check if the aggregate amount in row 11 excludes certain shares (see instructions) XX

13)  Percent of class represented by amount in row 11
     4.07%

14)  Type of reporting person (see instructions)
     IN

                            SCHEDULE 13D

CUSIP No.828 730 200

1)   Names of reporting persons S.S. or IRS Identification Nos. of above persons
     Margie L. Hiatt    S.S. ####-##-####

2) Check the appropriate box if a member of a group (see instructions)
     (a)  XX
     (b)

3)   SEC Use Only

4)   Source of funds (see instructions)
     NA

5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

6)   Citizenship or place of organization
     United States Citizen

No. of Shares   7) Sole Voting Power: Margie Hiatt 80,595 shares
beneficially    8) Shared Voting Power:
owned by each   9) Sole Dispositive Power: Margie Hiatt 80,595
reporting      10) Shared Dispositive Power:
person with

11)  Aggregate amount beneficially owned by each reporting person
     Margie L. Hiatt 80,595 shares

12) Check if the aggregate amount in row 11 excludes certain shares (see instructions) XX

13)  Percent of class represented by amount in row 11
     1.40%

14)  Type of reporting person (see instructions)
     IN

Item 1.   Security and Issuer.

     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Simmons First National
Corporation ("Simmons"). The principal executive offices of Simmons, an Arkansas corporation, are located at 501 Main Street, Pine Bluff, Arkansas 71601.

Item 2.   Identity and Background.

     (a)  Joe S. and Margie L. Hiatt, husband and wife;

     (b)  P.O. Box 267, Charleston, Arkansas 72933;

     (c)  Investments;

     (d)  None;

     (e)  None;

     (f)  U.S.

Item 3.   Source and Amount of Funds or Other Consideration.

     The securities were acquired as a result of the merger of America Bancshares, Inc. into Simmons.

Item 4.   Purpose of Transaction.

     See Item 3.

Item 5.   Interest in Securities of the Issuer.

     Joe S. Hiatt has sole voting and dispositive power with respect to 233,680 shares (4.07% of the class), and Margie L. Hiatt has sole voting and depositive power with respect to 80,595 shares (1.4% of the class). The aggregate ownership of 314,275 shares constitutes 5.47% of the outstanding common stock. Joe S. Hiatt and Margie L. Hiatt each disclaim beneficial ownership of the shares owned by the other.

Item 6.  Contracts, Arrangements, Understandings, Relationships
With Respect to Securities of the Issuer.

     Joe S. and Margie L. Hiatt have signed "Affiliate Letters".

Item 7.   Material to be Filed as Exhibits.

     1.  Joe S. Hiatt Affiliate Letter
     2.  Margie L. Hiatt Affiliate Letter

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: December 10, 1998

                                        JOE S. HIATT
                                        Joe S. Hiatt

                                        MARGIE HIATT
                                        Margie Hiatt

                         EXHIBIT INDEX

EXHIBIT
NO.     DESCRIPTION                     METHOD OF FILING
1     Joe S. Hiatt Affiliate Letter  Filed herewith electronically

2     Margie Hiatt Affiliate Letter  Filed herewith electronically